Exhibit 99.1

FOXTEL GROUP

Report of Independent Auditors

To the Members of Sky Cable Pty Limited

We have audited the accompanying combined financial statements of the Foxtel Group, which is comprised of Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, Foxtel Television Partnership and their controlled entities. The combined financial statements comprise of the combined balance sheet as of June 30, 2014 and 2013, and the related combined statement of operations, comprehensive income, cash flows and partners’ equity for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Foxtel Group at June 30, 2014 and 2013, and the combined results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Report on comparative information

We have not audited, reviewed or compiled the comparative information presented herein for the year ended June 30, 2012, and, accordingly, we express no opinion on it.

/s/ Ernst & Young

Sydney, Australia

August 12, 2014

FOXTEL GROUP

COMBINED STATEMENTS OF OPERATIONS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2014	2013	2012
	(audited)		(unaudited)
Revenues (including $678,895, $644,333 and $714,348, respectively from related parties)	$3,154,354	$3,103,422	$2,357,234
Operating expenses (including $649,605, $619,758 and $524,574, respectively to related parties)	(1,544,640)	(1,604,293)	(1,288,890)
Selling, general and administrative	(626,919)	(591,245)	(408,492)
Depreciation and amortization	(380,507)	(429,439)	(316,808)
Impairment charge for programming costs	—	—	(35,700)
Equity earnings of affiliates	6,418	5,225	931
Interest expense, net	(221,879)	(224,673)	(57,138)
Foreign exchange and other (losses) / gains on hedges, net	(26,289)	753	(54,148)

Income before income tax (expense) / benefit	$360,538	$259,750	$196,989
Income tax (expense) / benefit	(23,447)	(29,910)	2,615

Net income	$337,091	$229,840	$199,604
Less: Net profit attributable to noncontrolling interests	(119)	—	—

Net income attributable to Foxtel Group	$336,972	$229,840	$199,604

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2014	2013	2012
	(audited)		(unaudited)
Net income	$337,091	$229,840	$199,604
Other comprehensive (loss) / income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	(34,653)	30,666	—

Other comprehensive (loss) / income	$(34,653)	$30,666	$—

Comprehensive income	$302,438	$260,506	$199,604
Less: Net profit attributable to noncontrolling interests	(119)	—	—
Less: Comprehensive loss attributable to noncontrolling interests	—	—	—

Comprehensive income attributable to Foxtel Group	$302,319	$260,506	$199,604

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED BALANCE SHEETS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	As of June 30,
	2014	2013
	(audited)
Assets:
Current assets:
Cash and cash equivalents	$34,152	$34,319
Receivables, net (including $20,792 and $11,622 due from related parties) (Note 2 and 10)	201,410	229,669
Inventories, net (Note 4)	174,051	174,512
Derivative financial instruments (Note 8)	5,040	10,863
Prepayments	57,857	29,055
Deferred income taxes (Note 9)	15,917	21,425
Other current assets	31,803	10,279

Total current assets	$520,230	$510,122
Noncurrent assets:
Inventories, net (Note 4)	151,694	106,433
Equity method investments	5,781	5,310
Derivative financial instruments (Note 8)	—	30,703
Property and equipment, net (Note 5)	715,454	701,533
Intangible assets, net (Note 6)	124,904	191,432
Goodwill (Note 6)	1,933,197	1,933,197
Deferred income taxes (Note 9)	38,487	35,460
Other noncurrent assets	6,890	8,238

Total assets	$3,496,637	$3,522,428

Liabilities and Equity:
Current liabilities:
Borrowings (Note 7)	$33,789	$309,311
Trade payables (third parties)	273,044	278,646
Trade payables (related parties) (Note 10)	106,051	81,354
Accrued expenses and other payables	187,695	160,523
Income taxes payable	25,183	1,975
Deferred revenue	191,198	210,215
Derivative financial instruments (Note 8)	4,975	1,852
Deferred income taxes (Note 9)	887	7,614
Other current liabilities	43,515	49,027

Total current liabilities	$866,337	$1,100,517

Noncurrent liabilities:
Borrowings (third parties) (Note 7)	2,043,622	1,834,454
Borrowings (related parties) (Note 7 and 10)	902,580	902,580
Derivative financial instruments (Note 8)	76,931	68,820
Deferred income taxes (Note 9)	2,272	480
Other noncurrent liabilities	37,406	20,526

Commitments and contingencies (Note 11)	—	—

Equity: (Note 2)
Partners’ capital	1,057,650	1,057,650
Accumulated deficit	(1,486,293)	(1,493,265)
Accumulated other comprehensive (loss) / income	(3,987)	30,666

Total Foxtel Group’s equity / (deficit)	$(432,630)	$(404,949)
Noncontrolling interests	119	—

Total equity / (deficit)	$(432,511)	$(404,949)

Total liabilities and equity	$3,496,637	$3,522,428

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2014	2013	2012
	(audited)		(unaudited)
Cash flows from operating activities:
Net income	$337,091	$229,840	$199,604
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	380,507	429,439	316,808
Loss on disposal of property and equipment	3	7,705	1,717
Impairment charge for programming costs	—	—	35,700
Equity earnings of affiliates	(6,418)	(5,225)	(931)
Deferred income taxes	(2,454)	26,678	(2,615)
Fair value adjustments and spot translation	(6,244)	(37,000)	42,959
Noncash interest accrued on loan from partners	—	16,352	—
Changes in operating assets and liabilities, net of acquisitions:
Receivables, prepayments and other, net	(20,719)	(56,782)	(24,516)
Inventories, net	(44,800)	(49,564)	(94,328)
Trade payables and other liabilities	60,754	88,007	(13,113)

Net cash provided by operating activities	$697,720	$649,450	$461,285

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(15,652)	(1,881,075)
Payments for property and equipment	(315,931)	(302,287)	(257,671)
Payments for software	—	—	(360)
Distributions from equity investee	5,947	5,950	1,050

Net cash used in investing activities	$(309,984)	$(311,989)	$(2,138,056)

Cash flows from financing activities:
Proceeds from borrowings	765,000	801,991	2,163,823
Proceeds of loans from partners	—	—	886,232
Repayment of borrowings	(819,311)	(849,695)	(1,129,741)
Payment for establishment fees	(4,327)	—	—
Payment of partners distributions	(330,000)	(310,000)	(216,982)

Net cash (used in) / provided by financing activities	$(388,638)	$(357,704)	$1,703,332

Net (decrease) / increase in cash and cash equivalents	(902)	(20,243)	26,561
Cash and cash equivalents, beginning of year	34,319	54,562	28,001
Exchange movement on opening cash balance	735	—	—

Cash and cash equivalents, end of year	$34,152	$34,319	$54,562

Supplemental disclosure:
Interest paid—excluding net cash flows on economic hedges (undesignated swaps)	$(217,464)	$(192,175)	$(71,167)
Interest paid—net cash flows on economic hedges (undesignated swaps)	(32,533)	(36,247)	(11,189)
Tax paid	(1,834)	—	—
Noncash investing and financing activities:
Fair value of existing equity method investments before acquisition	—	—	(14,477)
Noncash distribution	—	—	(16,350)
Noncash interest accrued on loan from partners	—	16,352	—

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF PARTNERS’ EQUITY

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	Partners’ capital	Accumulated deficit	Accumulated other comprehensive (loss) / income	Total Foxtel Group’s equity / (deficit)	Noncontrolling interests	Total equity / (deficit)
Balance, June 30, 2011 (unaudited)	$1,074,000	$(1,395,727)	$—	$(321,727)	$—	$(321,727)
Net income	—	199,604	—	199,604	—	199,604
Partners distribution	—	(216,982)	—	(216,982)	—	(216,982)
Noncash distribution	(16,350)	—	—	(16,350)	—	(16,350)

Balance, June 30, 2012 (unaudited)	$1,057,650	$(1,413,105)	$—	$(355,455)	$—	$(355,455)
Net income	—	229,840	—	229,840	—	229,840
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	30,666	30,666	—	30,666

Other comprehensive income	$—	$—	$30,666	$30,666	$—	$30,666
Partners distribution	—	(310,000)	—	(310,000)	—	(310,000)

Balance, June 30, 2013 (audited)	$1,057,650	$(1,493,265)	$30,666	$(404,949)	$—	$(404,949)
Net income	—	336,972	—	336,972	119	337,091
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	(34,653)	(34,653)	—	(34,653)

Other comprehensive loss	—	—	(34,653)	(34,653)	—	(34,653)
Partners distribution	—	(330,000)	—	(330,000)	—	(330,000)

Balance, June 30, 2014 (audited)	$1,057,650	$(1,486,293)	$(3,987)	$(432,630)	$119	$(432,511)

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 1. DESCRIPTION OF BUSINESS

The Foxtel Group (see definition in Note 2, Basis of presentation and principles of combination) is the largest pay-TV provider in Australia employing over 2,500 people. It is owned equally by News Corporation (“News Corp”) and Telstra Corporation Limited (“Telstra”) (collectively refer to as “Partners”), an Australian ASX-listed Telecommunications company. The Foxtel Group has approximately 2.6 million subscribers as of June 30, 2014 through cable, satellite and IPTV distribution.

The Foxtel Group delivers more than 200 channels (including standard definition channels, high definition versions of some of those channels, and audio and interactive channels) covering news, sport, general entertainment, movies, documentaries, music and children’s programming. The Foxtel Group’s premium content includes FOX SPORTS Australia’s suite of sports channels such as FOX SPORTS 1, FOX SPORTS 2 and FOX SPORTS 3 and TV shows from HBO, FOX and Universal, among others. The Foxtel Group also owns and operates 26 channels, including general entertainment and movie channels, and sources an extensive range of movie programming through arrangements with major U.S. studios. The Foxtel Group’s channels are distributed to subscribers via both Telstra’s hybrid fibrecoaxial cable network and a long-term contracted satellite platform provided by Optus. The Foxtel Group offers limited versions of its services via broadband through Foxtel Play, an internet television service available to view on a number of compatible devices including the Xbox platform, the Sony PlayStation platform, Telstra’s T-Box platform, select Samsung televisions and Blu-ray players, select LG televisions, and mobile devices and tablets (including iPads and iPhones via Foxtel Go), as well as via the internet to personal computers. The Foxtel Group also offers an Internet television service called Presto which features movies from the 8 Foxtel Movies channels. The Foxtel Group’s customers are also able to access their electronic programming guide via their tablet, mobile devices and personal computers to remotely record programming.

The Foxtel Group generates revenue primarily through subscription revenue as well as advertising revenue. For the year ended June 30, 2014 the Foxtel Group recorded revenues of $3.2 billion, net income before income taxes of $360.5 million, net interest expense of $221.9 million, depreciation and amortization of $380.5 million, foreign exchange and other (losses) / gains on hedges, net of ($26.3) million and equity earnings of affiliates, of $6.4 million. Net cash provided by operating activities for the year ended June 30, 2014 was $697.7 million. The Foxtel Group made cash distributions to partners of $330.0 million in aggregate and paid interest of $108.3 million in aggregate on shareholder loans.

The Foxtel Group is a combination of corporate and partnership entities. At June 30, 2014 News Corp and Telstra equally own the Foxtel Group. Since inception the partners’ have contributed $1.1 billion in capital to the Foxtel Group through one of the partnership structures, the Foxtel Partnership (a general partnership) which was used to fund the initial startup losses and required investments of the Foxtel Group. The Foxtel Group is profitable and cash generative, and the group provides distributions to partners from the Foxtel Partnership. The Foxtel Group has assessed the ability to make distributions based on surplus cash flows. Net cash provided by operating activities has been $1,808.4 million over the three year period ending June 30, 2014. Approved distributions to partners over the same three year period have totaled $857.0 million and are made from the accumulated profit account of the Foxtel Partnership. The combined financial statements of the Foxtel Group report an accumulated deficit at June 30, 2014 of $1.5 billion as the total returns to partners since inception are in excess of the aggregated earnings of the combined group in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

In May 2012, the Foxtel Group purchased Austar United Communications Pty Limited (“AUSTAR”) a subscription television business providing satellite and digital television services in regional and rural Australia. This created a national subscription television service in Australia. The AUSTAR transaction was funded by the Foxtel Group bank debt (“term debt”) and the partners made pro-rata capital contributions in the form of

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

subordinated shareholder notes (“loan”) based on their respective ownership interest. These loans amounted to $902.6 million which includes accrued interest payable of $16.4 million as at June 30, 2014 and June 30, 2013. This term debt is in the form of Australian dollar fixed interest term debt and US private placement debt, predominantly US$ and floating interest rate. This debt exposes the Foxtel Group to foreign exchange currency rate risk and interest rate risk. The Foxtel Group uses a portfolio of interest rate swaps and cross currency interest rate swaps to mitigate exposure to these risk. The Foxtel Group also enter into foreign exchange contracts to convert US$ operating cost exposures to the Australian dollar. Where possible, the Foxtel Group designates all hedges to qualify for hedge accounting in U.S. GAAP.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of combination

The financial statements are prepared in accordance with U.S. GAAP and present, on a combined basis, the historical Australian dollar results of operations, comprehensive income, financial position and cash flows of the Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, the Foxtel Television Partnership and their controlled entities, which collectively comprise the “Foxtel Group” or “the Group.”

Controlled entities are all those entities over which the Foxtel Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. Controlled entities are fully consolidated from the date on which control is transferred to the Foxtel Group. They are de-consolidated from the date that control ceases. All intercompany transactions and accounts within the Foxtel Group and its controlled entities have been eliminated. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Foxtel Group.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation.

Liquidity and partnership equity

The Foxtel Group’s combined financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the combined financial statements.

The Foxtel Group contains corporate and partnership structures. The partners’ capital of the Foxtel Group of $1.1 billion as of June 30, 2014 has been raised though the partnership structures (general partnerships). The Foxtel Group has assessed the ability to make distributions based on surplus cash flows. Distributions to partners are recorded against the accumulated profit account of the partnership paying the distribution. This entity has accumulated profits of $5.5 billion as of June 30, 2014. The combined financial statements of the Group report an aggregated accumulated deficit at June 30, 2014 of $1.5 billion as the returns to partners are in excess of the aggregated earnings.

Approved returns of $857.0 million in aggregate have been made to partners over the past three years and net cash provided by operating activities has been $1,808.4 million over this three year period. This method of providing returns has resulted in negative aggregate net current assets of $346.1 million. The partners are

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

obliged, under the terms of the partnership agreements, to contribute capital to the partnerships in order to achieve the annual business plan approved by the Partners and as such this contribution would fund any liability that the group does not meet from cash from operations through at least the next twelve months in the absence of any alternative funding options. In addition, net aggregate total assets (excluding Borrowings from related parties) are $470.1 million and the Foxtel Group has undrawn cash facilities of $316.3 million at June 30, 2014. Based on historical financial performance and the other factors outlined above, the Foxtel Group believes that the going concern basis is supported. The combined financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Foxtel Group be unable to continue as a going concern. Such adjustments could be material.

Business combinations

Business combinations are accounted for utilizing the guidance of Accounting Standards Codification (“ASC”) 805, “Business Combinations”. The purchase price of an acquisition is allocated to the assets acquired, including intangible assets and liabilities assumed, based on their respective fair values at the acquisition date. Any pre-acquisition contingencies, including contingent consideration, are recognized and measured at fair value (if possible) and liabilities related to contingent consideration are remeasured at fair value in each subsequent reporting period. The excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed is recognized as goodwill. The net assets and results of operations of an acquired entity are included in the Foxtel Group’s combined financial statements from the acquisition date.

The Foxtel Group incurred approximately $35.7 million of acquisition and integration related costs in connection with acquisitions during 2012 and no incremental costs were incurred during 2013 and 2014. Such costs are required to be expensed as incurred and are reflected in the selling, general and administrative expense line in the combined statements of operations.

Use of estimates

The preparation of the Foxtel Group’s combined financial statements is in conformity with U.S. GAAP and requires management to make estimates and assumptions that affect the amounts that are reported in the combined financial statements and accompanying disclosures. Areas where management uses subjective judgment include, but are not limited to, determining the provision for accounts receivable, fair value hierarchy of financial instruments, fair value of financial instruments, estimation of useful lives of long-lived and intangible assets, goodwill and other indefinite-lived intangible assets, amortization period of deferred installation revenue and installation costs, amortization period of programming rights, accounting for deferred income taxes, and assessing the valuation of the assets and liabilities assumed in a business combination. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Concentrations of Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group has no significant concentrations of credit risk in trade receivables, as trade receivable balances are made up of a large number of individually immaterial balances. The risk is mitigated by the Foxtel Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Foxtel Group maintains reserves for estimated credit losses and these losses have generally been within expectations. Other receivables include amounts owing from Telstra as of June 30, 2014 and June 30, 2013 of $14.2 million and $7.3 million, respectively. This balance was within its terms of trade and no impairment was made as of June 30, 2014 or June 30, 2013, respectively. There are no guarantees against this receivable however management closely monitors the receivable balance on a monthly basis and is in regular contact with this customer to mitigate risk. During the 2013 financial year, the Foxtel Group initiated a program whereby a portion of the monthly Telstra receivable is factored to a financial institution with no recourse. The receivables factored under this program are derecognized from the Foxtel Group’s combined balance sheet and the Foxtel Group has no continuing involvement. No gains or losses were recorded on these factored receivables during the year ended June 30, 2014 and 2013.

The Foxtel Group monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Foxtel Group is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2014, the Foxtel Group did not anticipate nonperformance by any of the counterparties.

Receivables

Trade and other receivables are carried at net realizable value and are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The Foxtel Group’s receivables did not represent significant concentrations of credit risk as of June 30, 2014 or 2013 due to the high number of low valued receivables with debtors which have limited history of default with the Foxtel Group. No customer individually represented greater than 10% of the total accounts receivable as of June 30, 2014 or 2013. Other receivables are mainly comprised of Goods and Services Tax (“GST”) receivables, licensing fees and sub-licensing fees receivables. The allowances for doubtful accounts is estimated based on historical experience, significant financial difficulties of the debtor, delinquency in payments (more than 60 days overdue), current economic trends and specific identification of certain receivables that are at risk of not being paid. Receivable balances are written off after all collection effort has ceased.

Receivables, net consist of:

	As of June 30,
	2014	2013
	(audited)
	(in thousands)
From third parties:
Trade receivables	$143,781	$190,895
Trade receivables (related parties)	20,792	11,622
Other receivables	49,728	34,762
Allowances for doubtful accounts	(12,891)	(7,610)

Current receivables, net	$201,410	$229,669

There are no allowances recorded against receivables from related parties for all periods presented.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Inventories

Inventory principally consists of acquired program rights which are recorded at the lower of amortized cost or net realizable value. In accordance with ASC 920, “Entertainment-Broadcasters,” costs incurred in acquiring program rights are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amounts of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Any program rights that do not meet the criteria to be recorded are included in the commitments disclosure. All program rights are amortized on the straight-line basis over the license period, which is the period in which an economic benefit is expected to be derived based on the timing of the Foxtel Group’s usage of and benefit from such programming. If estimates of future cash flows are insufficient or if there is no plan to broadcast certain programming, an impairment charge is recognized in the combined statements of operations.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and include all direct costs and certain indirect costs associated with new subscriber installations, other property and equipment, technical equipment, and digital set top units. Depreciation on equipment is provided using the straight-line method over an estimated useful life of the assets as follows:

Leasehold improvements	4 to 7 years
Technical equipment	5 to 7 years
Digital set top units and installations	3 to 7 years
Digital set top units under capital leases	4 to 7 years
Other property and equipment	4 to 7 years

Equipment under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred and betterment that extends the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the combined statements of operations. Changes in circumstances, such as technological advances or changes to Foxtel Group’s business model or capital strategy could result in the actual useful lives differing from the Foxtel Group’s estimates. In those cases where the Foxtel Group determines that the useful life should be shortened, the Foxtel Group would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

Leases

In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease.

Assets under capital leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Assets under capital leases are amortized on the straight-line method over the life of the lease or over their estimated useful lives, whichever is shorter. Amortization of capital lease assets is included in depreciation and amortization expense. The estimated useful lives of leased assets held at the reporting date are being amortized over periods ranging from four to seven years.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for straight-line rent expense is calculated initially from the date that possession is obtained of the leased premises through the expected lease termination date. Certain lease agreements contain rent holidays which are considered in determining the straight-line rent expense to be recorded over the lease term. The terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Foxtel Group by entering into these leases.

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, “Goodwill and Other Intangible Assets”, (“ASC 350”) recorded goodwill amounts and other indefinite-lived intangible assets are not amortized, but rather are tested for impairment annually or more frequently if indicators of impairment are present.

Intangible assets

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed.

Capitalized software

Direct external costs incurred to acquire software programs for internal use are capitalized and amortized using the straight-line method over the useful lives, estimated to be 2 years. Costs such as maintenance and training are expensed as incurred.

Impairment assessments

In accordance with ASC 350, the Company’s goodwill is tested annually during the fourth quarter for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, the Foxtel Group has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Foxtel Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Foxtel Group is not required to perform any additional tests in assessing goodwill for impairment. However, if the Foxtel Group concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Foxtel Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss. The goodwill impairment tests were performed as of June 30, 2014 and 2013. No impairment loss was recorded for any of the years presented.

ASC 360, “Property, Plant and Equipment” and ASC 350 require that the Foxtel Group periodically reviews the carrying amounts of its long-lived assets, including property and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its fair value. The Foxtel Group generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. No impairment charge was recorded for any of the years presented.

The Foxtel Group’s investments were comprised of a 35% investment in Nickelodeon Australia and Nickelodeon Australia Management Pty Ltd which is accounted for under the equity method. Equity method investees are regularly reviewed for impairment by initially comparing their fair value to their respective carrying amounts. As of June 30, 2014 and 2013, the equity method investments were not impaired.

Accrued employee liabilities

The liability for long service leave is recognized in other current and other noncurrent liabilities, depending on the unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The liability is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted where applicable using market yields at the reporting date. Accrued liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within twelve months of the reporting date are recognized in other current liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received. Transaction costs are recorded within other current assets (current portion) and other noncurrent assets (long-term portion) on the combined balance sheets. They are subsequently measured at amortized cost using the effective interest method. Where there is an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, the loans or borrowings are classified as noncurrent.

Debt may also be considered extinguished when it has been modified and the terms of new debt instrument and old debt instrument are substantially different, as that term is defined in the debt modification guidance in ASC 470-50.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Foxtel Group considers the terms of each arrangement to determine the appropriate accounting treatment.

Subscriber revenue

Subscriber revenue represents a majority of the Foxtel Group’s revenues and is earned from pay television broadcast services. Revenue is recognized in the period that the services are provided. Non-refundable subscriptions billed before the underlying service is provided to the customer are recorded as deferred revenue on the combined balance sheets. This revenue is then recognized in the combined statements of operations over the service period.

Other revenues

Advertising revenue is recognized in the period in which the advertising is broadcast. Installation revenue represents revenue earned from the installation of the Foxtel Group’s equipment at subscribers’ premises, which is recognized to the extent of subscriber acquisition costs expensed. Any amounts exceeding subscriber acquisition costs are deferred within deferred revenue on the combined balance sheets and amortized over the average life of the subscriber. Television facilities and service revenue represents revenues earned from the Foxtel Group’s services and are recognized in the period the services are provided, net of returns, trade allowances and duties and taxes paid.

Subscriber acquisition costs

Subscriber acquisition costs primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment and direct and indirect installation costs are capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Operating expenses

Operating expenses on the combined statements of operations include costs related to satellite and broadband transmission costs, license and production costs, studio and engineering expense, and installation costs. Costs incurred for shipping and handling are reflected in operating expenses in the combined statements of operations.

Advertising expenses

The Foxtel Group expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses—Advertising Cost.” Advertising and promotional expenses recognized totalled $158.7 million, $176.0 million and $122.9 million for the fiscal years ended June 30, 2014, 2013 and 2012, respectively. Advertising expenses are recognized in selling, general and administrative in the combined statements of operations.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Translation of foreign currencies

The combined financial statements are presented in Australian dollars which is the Foxtel Group’s functional and presentation currency. Foreign transactions are translated into Australian dollars using the current rate method. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing rates on the period end date are recognized in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’.

Income tax

Foxtel Partnership and Foxtel Television Partnership are taxed as a pass-through for Australian income tax purposes. The results of operations are included in the tax returns of the respective partners and not taxed at the Foxtel Group level.

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). XYZnetworks is equally owned by Foxtel Partnership and Foxtel Holdings Pty Limited. The provision of income taxes for these entities is computed using the asset and liability method, pursuant to ASC 740, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the combined statements of operations in the period that includes the enactment date. ASC 740, “Accounting for Income Taxes” requires an assessment of whether valuation allowances are needed against deferred tax assets based upon consideration of all available evidence using a “more likely than not” standard.

GST and other similar taxes

Revenues, expenses, assets (except receivables) and liabilities (except payables) are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST fully recoverable from, or payable to, the tax authority is included in other receivables or payables in the combined balance sheets.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Fair value measurements

In accordance with ASC 820, “Fair Value Measurement”, fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes market participant assumptions into the following categories: (i) inputs that are quoted prices in active markets (“Level 1”); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities (“Level 2”); and (iii) inputs that require the entity to use its own assumptions about market participant assumptions (“Level 3”).

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group holds financial instruments that are considered to be Level 2 measurements and are measured at fair value on a recurring basis, including derivative instruments and U.S. dollar denominated borrowings which are designated as a hedged item in a fair value hedge (see Note 8—Financial Instruments). There were no assets or liabilities measured using tiers of Level 1 or Level 3.

With the exception of the 2009 US private placement borrowings which is carried at amortized cost of $190.8 million at June 30, 2014 and $197.0 million at June 30, 2013, the carrying values of financial instruments reflect their fair value. The fair value of the 2009 US private placement borrowing at June 30, 2014 and June 30, 2013 was $202.7 million and $219.5 million, respectively. The fair value of the remaining borrowings is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial instruments. The derivative financial instruments are recorded at estimated fair value. The carrying values of cash and cash equivalents, receivables and trade and other payables approximate their fair values due to their short-term nature.

Financial instruments and derivatives

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the combined balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in the combined statements of operations unless specific hedge accounting criteria are met.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivatives that will be accounted for as hedging instruments, the Foxtel Group formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, the Foxtel Group formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair values or cash flows of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized into earnings.

The Foxtel Group determines the fair values of its derivatives using standard valuation models. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates and foreign currency exchange rates. The Foxtel Group does not view the fair values of its derivatives in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions or other exposures. All of the Foxtel Group’s derivatives are straightforward over-the-counter instruments with liquid markets. The carrying values of the derivatives reflect the impact of legally enforceable master netting agreements which allow the Foxtel Group to net settle positive and negative positions with the same counterparty. As the Foxtel Group does not intend to settle any derivatives at their net positions, derivative instruments are presented gross in the combined balance sheets.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group has established strict counterparty credit guidelines whereby transactions are limited to financial institutions of investment grade or better and exposure limits are tiered with the majority of exposure falling with the AAA to AA- bucket. The Foxtel Group monitors counterparty exposures regularly and reviews any downgrade in credit rating immediately. To mitigate presettlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. In addition, the Foxtel Group’s master netting agreements reduce credit risk by permitting the Foxtel Group to net settle for transactions with the same counterparty. To minimize the concentration of credit risk, the Group enters into derivative transactions with a portfolio of financial institutions. Based on these factors, the Group considers the risk of counterparty default to be minimal. The maximum amount of loss due to credit exposure is equivalent to the value of derivatives in an asset position as of June 30, 2014.

Cash flow hedges

Cash flow hedges are used to mitigate the Foxtel Group’s exposure to variability in cash flows that is attributable to particular risk associated with a highly probable forecast transaction or a recognized asset or liability which could affect income or expenses. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, whilst the ineffective portion is recognized in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’. Amounts taken to equity remain in equity and are amortized to earnings when the hedged forecast transaction impacts income and are recorded within the same line item in the combined statements of operations to which the hedged item relates.

Cash flow hedges are tested for effectiveness on a regular basis both retrospectively and prospectively to ensure that each hedging relationship is highly effective so that it can continue to be designated as a cash flow hedge. If the forecasted transaction is no longer expected to occur, amounts recognized in equity are transferred to the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’. If the hedging instrument is sold, terminated, expires, exercised without replacement or rollover, or if the hedge becomes ineffective and is dedesignated as a hedge, amounts previously recognized in equity remain in equity until the hedged forecast transaction affects earnings at which time the amounts are recorded in earnings within the same line item in the combined statements of operations to which the hedged item relates.

Fair value hedges

Fair value hedges are used to mitigate the Foxtel Group’s exposure to changes in the fair value of a recognized asset or liability, or an identified portion thereof that is attributable to a particular risk and could affect income or expenses. The hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. Gains and losses from both are taken to the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’.

Fair value hedge accounting is discontinued if the hedging instrument is sold, terminated, expires, exercised, it no longer meets the criteria for hedge accounting or it is dedesignated as a hedge.

Economic hedges

Derivatives not designated in accounting hedge relationships are referred to as economic hedges. Economic hedges are those derivatives which Foxtel Group uses to mitigate their exposure to variability in the cash flows of a forecast transaction or the fair value of a recognized asset or liability, but which do not qualify for hedge accounting in accordance with ASC 815. The economic hedges are accounted for at fair value by recording the

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

unrealized mark-to-market (fair value adjustment) in each period in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’. Realized gains and losses on the economic hedges arising from the periodic cash flows and settlements that take place on these economic hedges (for example, interest or other cash flows) are also recorded in the combined statements of operations within ‘Foreign exchange and other (losses) / gains on hedges, net’.

Comprehensive income

Comprehensive income is defined to include all changes in partners’ equity except those resulting from investments by partners and distributions to partners. Among other disclosures, ASC 220, “Comprehensive Income” requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013- 02”), which requires the Foxtel Group to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, it requires the Foxtel Group to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, the Foxtel Group is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The Foxtel Group adopted ASU 2013-02 for reporting periods beginning July 1, 2013. The standard did not have a material impact on the Foxtel Group’s combined financial statements.

In February 2013, the FASB issued ASU 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”). The objective of ASU 2013-04 is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation (within the scope of this guidance) is fixed at the reporting date. Examples of obligations within the scope of ASU 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 is effective for the Foxtel Group for reporting periods beginning July 1, 2014, however, early adoption is permitted. The Foxtel Group is currently evaluating the impact ASU 2013-04 will have on its combined financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for the Foxtel Group for annual reporting periods beginning July 1, 2015. The Foxtel Group is currently evaluating the impact ASU 2013-11 will have on its combined financial statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” (Topic 606) (“ASU 2014-09”). ASU 2014-09 removes inconsistences and differences in existing revenue requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”) and requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 will require companies to use more judgment and make more estimates, such as identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, when determining the amount of revenue to recognize. ASU 2014-09 is effective for the Company for annual and interim periods beginning after July 1, 2017. The Foxtel Group is currently evaluating the impact ASU 2014-09 will have on its combined financial statements.

NOTE 3. ACQUISITIONS

There were no acquisitions in the year ended June 30, 2014. The results of operations and financial position of the entities acquired by the Foxtel Group during the years ended June 30, 2013 and 2012 are included in the combined financial statements. There were no significant disposals in the years ended June 30, 2014, 2013 or 2012.

2013 Acquisition

On November 1, 2012, the Foxtel Group acquired certain assets (including the Showtime movie channels) and liabilities of Premium Movie Partnership (“PMP”), which was accounted for as an asset acquisition. The acquisition of PMP will enable the Foxtel Group to offer an enhanced movie and premium drama product to its subscribers. The total purchase price for the acquisition was $15.7 million (exclusive of GST).

2012 Acquisition

On May 23, 2012, Foxtel Group acquired 100% of the ordinary shares of AUSTAR. AUSTAR is a subscription television business providing satellite and digital television services in regional and rural Australia that complements the Foxtel Group’s existing business.

As a result of the AUSTAR acquisition, the Foxtel Group also acquired control of XYZnetworks Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited. These entities were previously accounted for using the equity method of accounting. As such, their assets and liabilities are combined into the Foxtel Group’s financial statements for 2013 and 2014. The balances at acquisition-date principally comprised cash, trade receivables, equipment and trade payables.

The goodwill of $1,933.2 million represents the expected synergies from merging this business with the Foxtel Group which include (i) potential growth from expanded penetration into regional locations as a result of AUSTAR’s position in regional locations, cross selling of additional Foxtel Group services to AUSTAR subscribers, increased advertising revenue given factors such as higher audience shares, expanded programming content and new product innovations over the broader combined subscriber pool; and (ii) cost savings such as salaries (including management), call centers, set-top box design and installation, marketing, infrastructure, listing costs, and other selling, general and administrative expenses. The goodwill is not tax deductible.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The acquired businesses contributed revenues of $81.0 million (unaudited) and profit after tax of $13.0 million (unaudited) to the Foxtel Group for the period from May 23, 2012 to June 30, 2012. If the acquisition occurred on July 1, 2011, the full year contributions would have been revenues of $734.0 million (unaudited) and net income after tax of $52.0 million (unaudited).

NOTE 4. INVENTORIES

The Foxtel Group’s inventories were comprised of the following:

	As of June 30,
	2014	2013
	(audited)
	(in thousands)
Programming rights	$602,831	$553,672
Accumulated amortization	(277,086)	(272,727)

Total inventories, net	325,745	280,945
Less: noncurrent portion	(151,694)	(106,433)

Current inventories, net	$174,051	$174,512

In the years ended June 30, 2014 and 2013, there were no impairment charges on inventory.

During the year ended June 30, 2012, there was a $35.7 million write-down of inventory value to market value related to Olympic programming costs. This expense has been recognized in impairment charge for programming costs in the combined statements of operations.

NOTE 5. PROPERTY AND EQUIPMENT

	As of June 30,
	2014	2013
	(audited)
	(in thousands)
Leasehold improvements	$78,963	$78,231
Technical equipment	364,439	288,987
Digital set top units and installations	1,791,842	1,906,928
Other property and equipment	62,321	35,972
Digital set top units under capital lease	—	66,426

	$2,297,565	$2,376,544
Less: accumulated depreciation and amortization	(1,582,111)	(1,614,877)
Less: accumulated amortization of capital lease	—	(60,134)

Total property and equipment, net	$715,454	$701,533

Depreciation and amortization related to property and equipment was $313.5 million, $349.8 million and $308.2 million for the fiscal years ended June 30, 2014, 2013 and 2012, respectively. Digital set top units under capital lease arrangements were accounted for as a sale-leaseback financing arrangement where no gain or loss was recorded on the initial sale. Minimum lease commitments are disclosed within the capital lease commitment schedule in Note 11.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the AUSTAR acquisition in May 2012 (See Note 3—Acquisitions). There were no changes in the carrying value of goodwill for the years ended June 30, 2014, 2013 and 2012:

Goodwill
(in thousands)
Balance, June 30, 2012 (unaudited)	$1,933,197

Balance, June 30, 2013 (audited)	1,933,197

Balance, June 30, 2014 (audited)	$1,933,197

There were no impairments of goodwill for the fiscal years ended June 30, 2014, 2013 and 2012.

The carrying values of the Foxtel Group’s intangible assets and related accumulated amortization were as follows:

	As of June 30,
	2014	2013
	(audited)
	(in thousands)
Intangible Assets Not Subject to Amortization
Brand and tradenames (a)	$8,329	$7,862

Total Intangible Assets Not Subject to Amortization	8,329	7,862

Intangible Assets Subject to Amortization
Customer contracts (b)	$116,575	$177,854
Software (c)	—	5,716

Total Intangible Assets Subject to Amortization	$116,575	$183,570

Total Intangible Assets, Net	$124,904	$191,432

(a)	The brand and tradenames arose from the PMP asset acquisition in November 2012.
(b)

The customer contracts were acquired as part of the Austar acquisition. Net of accumulated amortization of $142.8 million and $81.5 million as of June 30, 2014 and 2013 respectively. The average useful life of customer contracts is 4 years.

(c)	Net of accumulated amortization of $12.4 million and $6.7 million as of June 30, 2014 and 2013 respectively. The useful life of software is 2 years.

Amortization expenses related to amortizable intangible assets, net was $67.0 million, $79.6 million and $8.6 million for the fiscal years ended June 30, 2014, 2013 and 2012, respectively.

Based on the current amount of amortizable intangible assets, net, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2015—$60.8 million; 2016—$55.7 million; 2017—$nil; 2018—$nil; and 2019—$nil.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 7. BORROWINGS

	Weighted average interest rate at June 30, 2014	Due date at June 30, 2014	Outstanding
			As of June 30,
			2014	2013
			(audited)
			(in thousands)
Term debt facility	—	—	$—	$400,000
Term debt facility (a)	6.67%	April 9, 2016	400,000	400,000
Term debt facility (a)	6.67%	April 9, 2017	400,000	220,000
Term debt—bridge facility	—	—	—	285,000
Term debt facility 2013 (a)	4.92%	Oct 7, 2018	300,000	—
Term debt facility 2014—tranche 1 (a)	4.16%	Nov 30, 2018	145,000	—
Working Capital facility (a)	6.87%	Jun 30, 2018	30,000	—
US private placement 2009—tranche 1	5.04%	Sept 24, 2014	32,867	33,926
US private placement 2009—tranche 2	5.83%	Sept 24, 2016	78,456	80,985
US private placement 2009—tranche 3	6.20%	Sept 24, 2019	79,517	82,079
US private placement 2012—USD portion—tranche 1	3.68%	July 25, 2019	159,033	164,159
US private placement 2012—USD portion—tranche 2	4.27%	July 25, 2022	212,044	218,878
US private placement 2012—USD portion—tranche 3	4.42%	July 25, 2024	159,033	164,159
US private placement 2012—AUD portion	7.04%	July 25, 2022	100,000	100,000
Loan from partners	12.00%	July 15, 2027	902,580	902,580
Lease liability	Various	Various	1,388	25,297
Other loans	—	—	—	402

Total			$2,999,918	$3,077,465
Firm commitment for fixed rate US private placement (b)			—	12,703
US private placement 2012—fair value adjustment			(19,927)	(43,823)

Total borrowings			$2,979,991	$3,046,345
Less current portion			(33,789)	(309,311)

Long-term borrowings			$2,946,202	$2,737,034

(a)	The facility bears interest at a floating rate of BBSY plus an applicable margin of between 1.05% and 1.55% per annum payable quarterly.
(b)

The firm commitment is a legally valid and binding agreement that the Foxtel Group entered into in May 25, 2012 to commit to drawdown US$500.0 million fixed rate US private placement borrowings on July 25, 2012, the draw down date. The $12.7 million was the fair value of the firm commitment as at the drawdown date on July 25, 2012. Since June 30, 2013, all the fair value movement of the firm commitment is included within US private placement 2012 – fair value adjustment.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Working capital and term debt facilities

Unrestricted access was provided to the following lines of credit:

	As of June 30,
	2014	2013
	(audited)
	(in thousands)
Total facilities:
Term debt facility	$800,000	$1,200,000
Term debt—bridge facility	—	285,000
Working capital facility	100,000	75,000
Term debt facility 2013	300,000	—
Term debt facility 2014—tranche 1	200,000	—
Term debt facility 2014—tranche 2	200,000	—

Used at the reporting date:
Term debt facility	800,000	1,020,000
Term debt—bridge facility	—	285,000
Working capital facility	38,658	8,336
Term debt facility 2013	300,000	—
Term debt facility 2014—tranche 1	145,000	—

Amounts available remaining:	$316,342	$246,664

Total commitments fees related to the above facilities amounted to $4.4 million and $1.3 million for the fiscal years ended June 30, 2014 and 2013, respectively. The working capital facility has been drawn down by borrowings and also utilized through the provision of bank guarantees as outlined in Note 11.

On October 8, 2013 the group entered into a refinancing agreement with a syndicate of banks where the $285,000,000 bridge facility was refinanced and increased to $300,000,000. The new syndicated facility matures in October 2018 and carried interest equal to the BBSY plus a margin of 1.7% at the time. The margin was subsequently repriced to 1.45% on June 17, 2014, as detailed below.

On June 17, 2014, the group entered into a refinancing agreement with a syndicate of banks. This refinancing resulted in a reduction in interest rates across facilities and the modified terms are as follows:

•

$400,000,000 of current term debt facilities with a maturity date of April 2015 were refinanced to mature in two equal tranches in November 2018 and July 2019. The interest rates on these tranches are equal to BBSY plus a margin of 1.45% and 1.55% respectively as at June 30, 2014.

•

The $75,000,000 working capital facility with a maturity date of May 2015 was refinanced and increased to $100,000,000. The new working capital facility will mature in June 2018 and carries interest equal to BBSY plus a margin of 1.35% as at June 30, 2014.

•

$1,100,000,000 of current term debt facilities were repriced at an interest rate equal to the BBSY plus a margin of between 1.05% and 1.55% as at June 30, 2014. The maturity of these facilities remains unchanged and repayable in three tranches of $400,000,000, $400,000,000 and $300,000,000 in April 2016, April 2017 and October 2018 respectively.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

When entering into the term debt, the Foxtel Group hedged a significant portion of its future expected interest rate exposures using interest rate swaps that are designated where possible.

US private placement (Senior unsecured notes)

On September 24, 2009, the Foxtel Group entered into a US dollar private placement fixed interest loan for US$180.0 million. The entire loan and interest are economically hedged by a series of cross currency interest rate swaps held by the combined Foxtel Group.

On May 23, 2012, the Foxtel Group entered into a firm commitment for funding by way of a private placement in the amount of US$500.0 million and A$100.0 million. The funds were drawn down on July 25, 2012. In relation to the US$ component, the foreign currency fixed interest loan and interest payments are hedged by a series of cross currency interest rate swaps designated as fair value hedges.

Covenants, Collateral and Unamortized borrowing costs

The Foxtel Group’s external borrowings (term debt, facilities and US private placement) require the Foxtel Group to comply with specified financial and non-financial covenants calculated in accordance with Australian International Financial Reporting Standards. These covenants include restrictions on undertaking future transactions, incurring liens, undertaking transactions with related parties, making repayments of other loans, having fundamental business changes and entering into certain other financing arrangements. The financial debt covenants include maximum levels of total debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and minimum levels of interest cover (EBITDA to total interest expense) ratios. In the event of default, the liability of the partners is limited to the assets of the Foxtel Partnership and Foxtel Television Partnership. The Foxtel Group is in compliance with these covenants as of June 30, 2014.

There were no assets pledged as collateral for any of the borrowings.

Unamortized borrowing costs (representing the costs of acquiring external loan facilities) of $10.8 million, $12.1 million and $14.1 million are capitalized as of June 30, 2014, 2013 and 2012. Of this amount, $4.0 million, $4.2 million and $3.9 million has been classified as other current assets and $6.8 million, $7.9 million and $10.2 million has been classified as other noncurrent assets as of June 30, 2014, 2013 and 2012, respectively. The amortized borrowing costs recorded in the combined statements of operations were $6.7 million, $3.9 million and $0.9 million for the fiscal years ended June 30, 2014, 2013 and 2012, respectively.

Loans from partners

In addition to the facilities outlined in the table above, the Foxtel Group has a subordinated note facility granted expressly for the purpose of the AUSTAR acquisition of which it was equally provided by controlled entities of Telstra and by controlled entities of News Corporation. The note entitles each of the two investors a 12% per annum fixed return. The loan is repayable within 15 years and three months of drawdown (April 15, 2012) and can be repaid within 10 years and three months of drawdown subject to prior repayment of senior debt (consisting of bank facilities and US private placement debt). The loan from partners is $902.6 million as of June 30, 2014 and 2013, respectively.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Original currencies of borrowings

Borrowings are payable in the following currencies:

	As of June 30,
	2014	2013
	(audited)
	(in thousands)
United States Dollars (“US$”) (a)	$701,023	$713,066
Australian Dollars	2,278,968	2,333,279

Total borrowings	$2,979,991	$3,046,345

(a)

The US$ borrowings as of June 30, 2014 and 2013 were US$680.0 million and US$680.0 million. These US$ borrowings have been remeasured to Australian dollar equivalents using the spot rate at the combined balance sheets date. Included within the June 30, 2014 balance is also a fair value adjustment associated with the US private placement 2012 of $19.9 million.

The impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2014 was a gain of approximately $23.2 million.

Future maturities

The following table summarizes the Foxtel Group’s debt maturities and capital lease obligations as of June 30, 2014:

Years Ending June 30,	Debt Maturities
2015	$32,867
2016	400,000
2017	478,456
2018	30,000
2019	445,000
Thereafter	1,612,207

Debt, excluding capital leases and fair value adjustments	$2,998,530
Amounts representing fair value adjustments	(19,927)

Debt, excluding capital leases	$2,978,603

Years Ending June 30,	Capital Lease Obligations
2015	1,009
2016	496
2017	—
2018	—
2019	—
Thereafter	—

Total minimum lease payments	1,505
Amounts representing interest	(117)

Present value of minimum lease payments	$1,388

Total debt and capital leases	$2,979,991

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 8. FINANCIAL INSTRUMENTS AND FAIR VALUE

The Foxtel Group is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Foxtel Group’s financial performance and are referred to as “market risks.” When deemed appropriate, the Foxtel Group uses derivative instruments as a risk management tool to mitigate the potential impact of these market risks. The primary market risks managed by the Foxtel Group through the use of derivative instruments include:

•	foreign currency exchange rate risk: arising through foreign currency borrowing, payments for license fees, and capital expenditures (predominately digital set top units); and

•	interest rate risk: arising from floating rate borrowings.

The Foxtel Group uses derivative financial instruments such as cross currency interest rate swaps, interest rate swaps and foreign exchange contracts to hedge certain risk exposures. The Foxtel Group does not use derivative financial instruments for trading or speculative purposes.

Financial risk management is carried out by the Foxtel Group’s treasury department (“Treasury”) under policies approved by the Board of Directors (“Board”). These policies include identification and analysis of the risk exposure of the Foxtel Group and appropriate procedures, controls and risk limits. Treasury identifies, evaluates and enters into derivative transactions for the Foxtel Group.

The Foxtel Group formally designates all qualifying hedges in hedge relationships and applies hedge accounting for hedges where possible, however all hedges entered into by the Group pre-July 1, 2012 did not qualify for hedge accounting under U.S. GAAP. These hedges are nevertheless economically hedging exposures arising on forecast transactions or recognized assets and liabilities, in line with the Foxtel Group’s risk mitigation strategy. As a result, the changes in fair value of these hedges have been, and will continue to be, included as a component of net income in each reporting period, within ‘Foreign exchange and other (losses) / gains on hedges, net’. Derivatives are classified as current or noncurrent based on their maturity. The Foxtel Group formally designates certain derivative transactions as accounting hedges, however not all derivative transactions entered into by the Group qualify for hedge accounting under U.S. GAAP. Management believes that despite not receiving U.S. GAAP hedge accounting treatment, these derivatives are nevertheless economically hedging various exposures within the business. As a result, the changes in fair value of these derivatives which are not designated for U.S. GAAP in accounting hedge relationships have been, and will continue to be, included as a component of net income in each reporting period, within ‘Foreign exchange and other (losses) / gains on hedges, net’.

The accounting for gains and losses that result from changes in the fair values of derivative instruments depends on whether the derivatives have been designated and qualify as hedging instruments and the type of hedging relationships.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The fair values of the Foxtel Group’s derivative instruments which were valued using level 2 measurements and the line items on the combined balance sheets to which they were recorded are summarized as follows:

	Derivative Assets		Derivative Liabilities
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	(audited)		(audited)
	(in thousands)		(in thousands)
Derivatives designated as hedging instruments:
Foreign currency derivatives	$5,040	$16,090	$(7,036)	$—
Interest rate derivatives	—	14,576	(5,370)	—
Cross currency interest rate derivatives	—	7,204	(9,923)	—

Total derivatives designated as hedging instruments	$5,040	$37,870	$(22,329)	—
Derivatives not designated as hedging instruments:
Foreign currency derivatives	$—	$3,696	$—	$—
Interest rate derivatives	—	—	(45,456)	(66,214)
Cross currency interest rate derivatives	—	—	(14,121)	(4,458)

Total derivatives not designated as hedging instruments	$—	$3,696	$(59,577)	$(70,672)

Total derivatives	$5,040	$41,566	$(81,906)	$(70,672)

Represented in the combined balance sheets as follows:
Current	$5,040	$10,863	$(4,975)	$(1,852)
Noncurrent	—	30,703	(76,931)	(68,820)

Cash flow hedging strategy

Management has a risk management policy to hedge at least 50% of expected operating foreign currency transactions for the subsequent 24 months, subject to approval by the chief financial officer (“CFO”) and to hedge 100% of the foreign exchange risk on foreign currency borrowings. Adjustments to the level of hedged exposure can be approved by the CFO upon recommendation by the Treasury Manager. The maximum hedged term of a forecasted foreign currency transaction is in respect of foreign currency borrowings which are hedged to July 2024.

The total notional value of foreign exchange contract derivatives that have been designated and qualify for the Foxtel Group’s foreign currency cash flow hedging program was US$207.1 million and US$145.6 million as of June 30, 2014 and 2013, respectively. Foreign exchange contract derivatives are entered into to mitigate currency exchange risk in relation to payments for license fees and capital expenditures (predominately digital set top units).

The Foxtel Group monitors the mix of short-term debt and long-term debt regularly and manages the risk of interest rate fluctuations through the use of derivative financial instruments including forward starting instruments. 50% – 100% of the expected exposures on floating rate A$ debt (including Term Debt, bridging facility and revolving working capital facility) in years 1 – 2, 50% – 80% of the exposures in years 3 – 5 and 50% of years 6 – 10 are hedged. The Foxtel Group has entered into interest rate swap agreements and has designated these as accounting hedges in conjunction with the Foxtel Group’s interest rate cash flow hedging program. The objective of this hedging program is to mitigate the risk of adverse changes in benchmark interest

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

rates on the Foxtel Group’s future interest payments. The total notional value of these interest rate swap agreements that were designated and qualified for the Foxtel Group’s interest rate cash flow hedging program was $600.0 million and $500.0 million as of June 30, 2014 and 2013, respectively. The maximum hedged term over which the Foxtel Group is hedging exposure to variability in interest payments is to September 2022.

Total notional value of foreign exchange contract derivatives where the cash flow hedging relationships have been discontinued was $10.0m during the year ended June 30, 2014. There were no interest rate swaps where the cash flow hedging relationship was discontinued during the year ended June 30, 2014. There were no hedges discontinued during year ended June 30, 2013.

The following table presents the pre-tax impact ($nil tax impact) that changes in the fair values of derivatives designated as cash flow hedges had on accumulated other comprehensive income (“AOCI”) and earnings during the years ended June 30, 2014, 2013 and 2012:

	Gains / (losses) recognized in OCI on derivatives for the years ended (effective portion)			Gains / (losses) reclassified from AOCI into income for the years ended
	June 30, 2014	June 30, 2013	June 30, 2012	June 30, 2014	June 30, 2013	June 30, 2012
	(audited)		(unaudited)	(audited)		(unaudited)
	(in thousands)			(in thousands)
Derivatives designated as cash flow hedging instruments:
Foreign currency	$(18,086)	$16,090	$—	$3,108	$—	$—
Interest rate	(19,946)	14,576	—	271	—	—

Total	$(38,032)	$30,666	$—	$3,379	$—	$—

During each of the fiscal years presented, the amounts recognized in earnings on derivative instruments designated as cash flow hedges related to the ineffective portion were not material, and the Foxtel Group did not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge effectiveness. As of June 30, 2014, the Foxtel Group estimates that approximately $5.8 million of net derivative gains related to its cash flow hedges included in AOCI will be reclassified into earnings within the next 12 months.

Fair value hedging strategy

The Foxtel Group’s primary interest rate risk arises from long-term debt. Borrowings issued at fixed rates expose the Foxtel Group to fair value interest rate risk. The Foxtel Group manages fair value interest rate risk through the use of cross-currency interest rate swaps under which the Foxtel Group exchanges fixed interest payments equivalent to the interest payments on the US$ denominated debt for floating rate Australian$ denominated interest payments. The changes in fair values of derivatives designated as fair value hedges and the offsetting changes in fair values of the hedged items are recognized in earnings. As of June 30, 2014, such adjustments decreased the carrying value of long-term debt by $5.9 million. The total notional value of cross-currency interest rate derivatives that related to fair value hedges of this type was US$500.0 million as of June 30, 2014 which relates to the US private placement 2012 debt.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Economic (non-designated) hedging strategy

In addition to derivative instruments that are designated and qualify for hedge accounting, the Foxtel Group also uses certain derivatives not designated as accounting hedges to mitigate foreign currency and interest rate risk. These are referred to as economic hedges. The changes in fair value of economic hedges are immediately recognized into earnings.

The total notional value of foreign exchange derivatives related to the Foxtel Group’s foreign currency economic hedges was US$nil and US$68.0 million as of June 30, 2014 and 2013, respectively which relate to payments for license fees and capital expenditure. The total notional value of interest rate derivatives related to the Foxtel Group’s interest rate economic hedges was $987.4 million and $1,643.3 million as of June 30, 2014 and 2013, respectively which primarily relates to the term debt facilities. The total notional value of cross currency interest rate derivatives related to the Foxtel Group’s fair value interest rate risk economic hedges was US$180.0 million and US$180.0 million as of June 30, 2014 and 2013, respectively which relate to the US private placement 2009 debt.

Summary of foreign exchange and other (losses) / gains on hedges, net

The following table presents the pre-tax impact ($nil tax impact) that changes in the fair values of all derivatives had on earnings during the years ended June 30, 2014, 2013 and 2012:

	(Losses) / gains for the years ended
	June 30, 2014	June 30, 2013	June 30, 2012
	(audited)		(unaudited)
	(in thousands)
Interest on economic hedges	$(32,533)	$(36,247)	$(11,189)
Fair value adjustments on economic hedges (b)	11,599	52,015	(36,370)
Foreign currency remeasurement on borrowings not designated in a hedge relationship (spot retranslation) (b)	6,151	(19,808)	(7,326)
Ineffectiveness on interest rate swaps designated as cash flow hedges (b)	(271)	—	—

Fair value hedge (a) (b)
Fair value adjustment on firm commitment	—	(9,215)	(3,488)
Fair value adjustment on derivative prior to designation as a fair value hedge	—	3,804	4,225
Foreign exchange remeasurement on borrowings designated as fair value hedge	17,085	(62,277)	—
Fair value adjustment on borrowings designated as fair value hedge	(11,193)	43,823	—
Fair value adjustment on derivative designated as fair value hedge	(17,127)	28,658	—

Total foreign exchange and other (losses) / gains on hedges, net	$(26,289)	$753	$(54,148)

(a)

The Foxtel Group entered into a firm commitment for US$500.0 million fixed rate private placement borrowings in May 2012. This commitment was recorded within borrowings in the combined balance sheets. Corresponding derivative instruments were taken out on that date to hedge the foreign currency and interest rate exposure on the commitment. The firm commitment and the hedge were remeasured to their

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

fair values on June 30, 2012 and on the draw down date of the borrowing, July 25, 2012, with the gains / (losses) recorded in earnings within ‘Foreign exchange and other (losses) / gains on hedges, net’.

On the draw down date of the borrowing, the cumulative fair value of the firm commitment of $12.7 million was capitalized to the initial value of the borrowing. The hedging instrument was designated as a fair value hedge of the borrowing on that date. All subsequent hedging adjustments on both the borrowing and the hedging instrument have been recorded in earnings within ‘Foreign exchange and other (losses) / gains on hedges, net’.

The net impact of the firm commitment and the hedging instrument on earnings prior to designation of the fair value hedge relationship was $nil, $5.4 million and ($0.7 million) for the fiscal years ended June 30, 2014, 2013 and 2012 respectively. The net impact of the fair value adjustment on borrowings and corresponding fair value adjustment on the derivative designated as a fair value hedge on earnings was ($11.2 million) and $10.2 million for the fiscal year ended June 30, 2014 and 2013, respectively. Overall, the combined impact on earnings from the borrowing and the hedging instrument including both the pre-designation and post-designation period was $11.2 million, ($4.8 million) and ($0.7 million) for the fiscal years ended June 30, 2014, 2013 and 2012, respectively.

(b)

These represent the non-cash fair value and foreign currency translation adjustments as disclosed on the combined statements of cash flow line item ‘Fair value and spot translation adjustments’ of ($6.2 million), ($37.0 million) and $43.0 million for the fiscal years ended June 30, 2014, 2013 and 2012, respectively.

Fair value measurement

In accordance with ASC 820, “Fair Value Measurement”, fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes market participant assumptions into the following categories: (i) inputs that are quoted prices in active markets (“Level 1”); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities (“Level 2”); and (iii) inputs that require the entity to use its own assumptions about market participant assumptions (“Level 3”). Additionally, in accordance with ASC 815 “Derivatives and Hedging”, the Foxtel Group has included additional disclosures about the Foxtel Group’s derivatives and hedging activities (Level 2). There were no assets or liabilities measured using tiers of Level 1 or Level 3.

The tables below present information about items on which fair value measurements have been made:

	Fair Value Measurements
	Significant Other Observable Inputs (Level 2)
	As of June 30,
	2014	2013
	(in thousands)
Assets
Cross currency interest rate swap contracts—fair value hedges	$—	$7,204
Interest rate swap contracts—cash flow hedges	—	14,576
Foreign currency exchange contracts—cash flow hedges	5,040	16,090
Foreign currency exchange contracts—economic hedges	—	3,696

Total assets	$5,040	$41,566

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

	Fair Value Measurements
	Significant Other Observable Inputs (Level 2)
	As of June 30,
	2014	2013
	(in thousands)
Liabilities
Interest rate swap contracts—economic hedges	$(45,456)	$(66,214)
Cross currency interest rate swap contracts—economic hedges	(14,121)	(4,458)
Foreign currency exchange contracts—cash flow hedges	(7,036)	—
Interest rate swap contracts—cash flow hedges	(5,370)	—
Cross currency interest rate swap contracts—fair value hedges	(9,923)	—
US dollar denominated debt at fair value	(510,183)	(516,076)

Total liabilities	$(592,089)	$(586,748)

There were no transfers between levels during any of the periods presented. Specific valuation techniques used to value level 2 financial instruments include:

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at each reporting date;

•

The fair value of cross currency interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves and determined using forward exchange rates at each reporting date; and

•

The fair value of US dollar denominated debt is calculated as the present value of the estimated future interest and principal cash flows determined using forward exchange rates at each reporting date.

NOTE 9. INCOME TAX

The Foxtel Group has no operations in jurisdictions other than Australia. Significant components of the Foxtel Group’s provision for income taxes from continuing operations were as follows:

	For the years ended June 30,
	2014	2013	2012
	(audited)		(unaudited)
	(in thousands)
Current	$25,901	$3,232	$—
Deferred	(2,454)	26,678	(2,615)

Total income tax expense (benefit)	$23,447	$29,910	$(2,615)

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The reconciliation of effective income tax rate on continuing operations with the statutory income tax rate was:

	For the years ended June 30,
	2014	2013	2012
	(audited)		(unaudited)
Australia income tax	30%	30%	30%
Permanent differences and other	(2%)	(1%)	—
Partnership income not subject to tax at Foxtel Group level	(21%)	(14%)	(32%)
Change in valuation allowance	—	(3%)	1%

Effective income tax rate	7%	12%	(1%)

The following is a summary of the components of the deferred tax accounts:

	As at June 30,
	2014	2013
	(audited)
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$92,861	$108,173
Accrued liabilities and deferred revenue	30,877	35,352
Other	2,193	3,280

Total deferred tax assets	$125,931	$146,805

Deferred tax liabilities:
Programming rights	$(2,716)	$(8,005)
Property equipment	(10,462)	(5,965)
Intangible assets	(36,754)	(55,056)
Other	(2,982)	(32)

Total deferred tax liabilities	$(52,914)	$(69,058)

Net deferred tax asset before valuation allowance	$73,017	$77,747
Less: valuation allowance	(21,772)	(28,956)

Net deferred tax assets	$51,245	$48,791

Represented in the combined balance sheet as follows:
Current deferred income taxes—asset	$15,917	$21,425
Noncurrent deferred income taxes—asset	38,487	35,460
Current deferred income taxes—liability	(887)	(7,614)
Noncurrent deferred income taxes—liability	(2,272)	(480)

Net deferred tax assets	$51,245	$48,791

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). The table above and disclosures below represent the deferred income taxes for the Foxtel taxpayers.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

At June 30, 2014, the Foxtel taxpayers had approximately $309.5 million of net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards have an unlimited carryforward period subject to the satisfaction of the loss testing rules (continuity of business test and tax consolidation considerations). The Foxtel Group utilized the benefits of prior year operating loss carryforwards in the amount of $51.0 million and 145.2 million for the year ended June 30, 2014 and June 30, 2013. The net operating losses have been carryforward by the Foxtel taxpayers since the AUSTAR acquisition on May 23, 2012.

Realization of the net deferred tax assets of $51.2 million is dependent upon the Foxtel taxpayers’ ability to generate future taxable income in the relevant tax jurisdiction to obtain benefit from the reversal of temporary differences and net operating loss carryforwards. The amount of deferred taxes considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced. As of June 30, 2014, deferred tax assets of two controlled entities were not considered to be realizable and therefore a full valuation allowance has been established.

Uncertain tax positions are accounted for in accordance with accounting standards that require management’s assessment of the expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. Until such positions are sustained by the taxing authorities, the Foxtel Group would not recognize the tax benefits resulting from such positions and would report the tax effect as a liability in the Foxtel Group’s combined balance sheets. The Foxtel Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense, in the combined statements of operations. As of June 30, 2014, the Foxtel Group had no unrecognized tax benefits or interest or penalties recorded for any of the periods presented. The tax years ended 2007 through 2014 for Foxtel Holdings and 2010 through 2014 for all other entities remain open to examination by the major taxing jurisdiction in which the entities are subject to tax.

NOTE 10. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Foxtel Group enters into transactions with related parties. Related parties consist of partners, entities owned by partners and equity method investee. Revenue transactions with these related parties include primarily subscriber revenue for resale and distribution of the Foxtel Group products and other revenue. Payment of goods and services from related parties includes purchases of and license fees for programming content, contributions to marketing and television production costs, telephony and internet and networking costs.

The following table sets forth the transactions with related parties during the year:

	For the years ended June 30,
	2014	2013	2012
	(audited)		(unaudited)
	(in thousands)
Revenue
From partners or partners’ owned entities	$675,347	$642,279	$597,457
From equity method investee	3,548	2,054	116,891

	$678,895	$644,333	$714,348

Operating expenses
To partners or partners’ owned entities	$630,407	$599,894	$456,116
To equity method investee	19,198	19,864	68,458

	$649,605	$619,758	$524,574

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

	For the years ended June 30,
	2014	2013	2012
	(audited)		(unaudited)
	(in thousands)

Other transactions from partners or partners’ owned entities
Distributions	$330,000	$310,000	$216,982
Interest paid	108,310	90,000	23,018
Interest accrued on loan from partners	—	16,352	—
Noncash distribution	—	—	16,350

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the combined balance sheets:

	As of June 30,
	2014	2013
	(audited)
	(in thousands)
Receivable from related parties:
From partners or partners’ owned entities	$20,591	$11,187
From equity method investee	201	435

	$20,792	$11,622
Trade and other payable to related parties:
To partners or partners’ owned entities	$101,786	$81,254
To equity method investee	4,265	100

	$106,051	$81,354
Borrowings from related parties:
Loans from partners	$902,580	$902,580

Except as disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Foxtel Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Foxtel Group’s material firm commitments as of June 30, 2014:

	As of June 30, 2014 (audited)
	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in thousands)
Operating lease (a)
Satellite service agreements (b)	$743,783	$100,696	$199,574	$165,750	$277,763
Property leases	91,110	16,854	33,924	18,097	22,235
Other	14,202	5,979	7,436	787	—
Capital lease (c)	1,388	922	466	—	—

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

	As of June 30, 2014 (audited)
	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in thousands)
Other commitments
Minimum subscriber guarantees (d)	$910,275	$192,488	$362,324	$340,469	$14,994
Programming costs (e)	283,087	87,673	124,128	59,963	11,323
Broadcasting rights	584,377	161,660	293,737	91,430	37,550
Capital expenditure (f)	107,081	107,081	—	—	—
Sports sponsorship	1,800	850	950	—	—

Total commitments and contractual obligations	$2,737,103	$674,203	$1,022,539	$676,496	$363,865	(d)

(a)

The Foxtel Group leases property, motor vehicles, IT and equipment which are classified as operating leases. Leases are for multiple years and may contain renewal options. The operating lease expense including the satellite service agreements was approximately $126.5 million, $133.7 million and $127.4 million for the fiscal years ended June 30, 2014, 2013 and 2012, respectively.

(b)	Satellite expenditure in respect of payments for transponder services on two satellites. The satellite service arrangements are accounted for as operating leases.
(c)	The capital lease minimum payments are represented net of interest. The interest component is $87 thousand for year 1 and $30 thousand for years 2 to 3.
(d)

Operating expenditure in respect of minimum subscriber guarantees payable for license fees to third parties and related parties are based on the contracted period. For the related parties minimum subscriber guarantee, it includes commitments with contract periods of between 1 and 4 years as well as a commitment of $96.1 million per year under a perpetual contract with no defined term of expiry. For the purposes of the table above, 5 years of the perpetual contract have been presented. On July 30, 2014, the group restructured its broadcasting agreement with a related party for the next five years. This revised agreement has multiple elements, including additional minimum subscriber guarantees and broadcasting rights of $248.7 million and $21.1 million, respectively.

(e)	Programming expenditure in respect of payments committed for high definition channels.
(f)	Capital expenditure in respect of digital set top boxes, satellite dishes and other ancillary electronic components.

The Foxtel Group also has certain contractual arrangements in relation to certain investees that would require the Foxtel Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Foxtel Group does not expect that these contingent guarantees will result in any material amounts being paid by the Foxtel Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Foxtel Group expects to incur an obligation to make payments during that time frame.

	As of June 30, 2014 (audited)
	Guarantees expiration per year
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in thousands)
Bank guarantees (a)	$8,658	$331	$2,921	$3,917	$1,489
Operations of equity investee (b)	3,500	—	—	3,500	—

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

(a)

The Foxtel Group has outstanding bank guarantees expiring in favour of the landlords of the Foxtel Group’s leased office premises, issued by a financial institution. The Foxtel Group may be obligated to contribute funding to the banks in event of default on their lease payments. These guarantees have varying terms which extend through the life of the lease. There is no obligation booked as of June 30, 2014 as the event of default is remote.

(b)

The Foxtel Group may be obligated to contribute additional funding to its equity method investee in the event that the directors of the equity investee determine that funding is required. There is no obligation booked as of June 30, 2014 as no funding requests have been made by the equity method investee.

Contingencies

The Foxtel Group could be involved in routine litigation and contingencies through the ordinary course of its business. A provision for litigation would be accrued when information available to the Foxtel Group indicates that it is probable a liability has been incurred and the amount of loss can be reasonably estimated. For the limited routine litigation that arises from the ordinary course of business, the Foxtel Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages and there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Foxtel Group believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Foxtel Group’s combined statements of operations, balance sheets, or statements of cash flow.

NOTE 12. SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Foxtel Group evaluated subsequent events through August 12, 2014, which was also the date that these combined financial statements were issued. Other than the matter discussed in Note 11 of these combined financial statements, no other matter or circumstance has arisen since June 30, 2014 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs.